SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



                           FORM U-57


         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



               Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended



              Entergy Power Operations Corporation

               (Name of foreign utility company)



             Entergy Power Development Corporation
               __________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)



       The Commission is requested to mail copies of all communications relating to this Notification to:


Frederick F. Nugent, Esq.          Thomas C. Havens, Esq.
General Counsel                    Mayer, Brown & Platt
Entergy Enterprises, Inc.          1675 Broadway
4 Park Plaza                       New York, New York 10019-5820
Suite 2000
Irvine, California  92614

     Entergy Power Development Corporation, a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission that Entergy Power Operations Corporation ("EPOC") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.


Item 1.   Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is:

          Entergy Power Operations Corporation
          c/o Entergy Power Group
          4 Park Plaza
          Suite 2000
          Irvine, CA 92614

     EPOC, a direct subsidiary of Entergy, was formed to provide directly, or indirectly through its subsidiaries, operations and maintenance services ("O&M Services") to FUCOs. EPOC currently provides O&M Services through its subsidiaries to the following
FUCOs:

     (1) EPOC's indirect subsidiary, Entergy Power Operations Pakistan LDC, provides O&M Services to Liberty Power Ltd. ("Liberty Power"). Liberty Power is developing an electric generating facility (the "Facility") in the Sindh Province of Pakistan, which will consist initially of one 235 MW combined-cycle gas-fired plant. In a second phase, the capacity of the Facility will be increased to as much as 470 MW. The Facility will include interconnection components that are necessary to interconnect the Facility with the utility grid.

     (2) EPOC's indirect subsidiary, Entergy Power Operations UK Limited, provides O&M Services to Saltend Cogeneration Company Limited, an English private limited company ("Saltend"). Saltend will develop and own a 1,200 MW (nominal) gas-fired, combined cycle electric generating facility to be located adjacent to a British Petroleum Company chemical facility in the County of Hull, England (the "Plant"). It is anticipated that the Plant will consist of three 400 MW (nominal) units, each of which will include an air intake system (including a high efficiency filter, pre-filter and silencer), compressor, combustion chambers, power turbine, exhaust system and all associated auxiliary plant and control systems.

     No person (other than Entergy and its subsidiaries) currently owns a 5% or more voting interest in EPOC.


Item 2. Domestic Associate Public-Utility Companies of EPOC and their Relationship to EPOC

     The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic public utility associate companies of EPOC: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with EPOC.


EXHIBIT A.     State Certification.

     Not applicable.

                           SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                         ENTERGY POWER DEVELOPMENT CORPORATION



                         By:  /s/ Frederick F. Nugent
                              Frederick F. Nugent
                              Assistant Secretary


Dated:    December 9, 1997